FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 11, 2006

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following release to the Australian Stock Exchange on May 11, 2006

Exhibit 1:

May 11

Rinker News Release – Rinker net profit up 50% in US$

Exhibit 2:

May 11

Appendix 4E Rinker Group Limited Preliminary Final Report for the year ended 31 March 2006

Exhibit 3:

May 11

Rinker Group Limited financial information quarter ended 31 March 2006

EXPLANATORY NOTE

The audited annual financial statements contained on pages 2 to 11 in Exhibit 2 to this Form 6-K are being provided for incorporation by reference into the registration statements on Form S-8 of Rinker Group Limited (Nos. 333-111156, 333-110648, 333-110647 and 333-120566). Such audited annual financial statements shall be considered to be part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	May 11, 2006